UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 8)*

ION MEDIA NETWORKS, INC.

(Name of Issuer)

Class A Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

704231109

(CUSIP Number)

Elizabeth A. Newell, Assistant Secretary

NBC Universal, Inc.

30 Rockefeller Plaza, New York, NY 10112

(212) 664-3307

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

April 11, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 8 to Schedule 13D (“Amendment No. 8”) amends the Schedule 13D filed on September 27, 1999 (the “Initial Schedule 13D”), as amended by Amendment No. 1 filed on February 14, 2003, Amendment No. 2 filed on November 9, 2005, Amendment No. 3 filed on January 18, 2007, Amendment No. 4 filed on February 23, 2007, Amendment No. 5 filed on March 15, 2007, Amendment No. 6 filed on March 30, 2007, and Amendment No. 7 filed on April 11, 2007 (together with the Initial Schedule 13D, the “Schedule 13D”), which relates to shares of Class A Common Stock (“Class A Common Stock”), par value $0.001 per share, of ION Media Networks, Inc. (the “Company”). Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. All items or responses not described herein remain as previously reported in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following immediately after the last paragraph thereof:

“On April 11, 2007, NBCU and CLP submitted to the Board a letter (the “Amended Proposal Letter”) to address the additional concerns raised by the Company and the Board regarding the Proposed Transaction and to submit their best and final offer. The Amended Proposal Letter significantly improves the financial terms of the proposed exchange offer for the holders of existing 14¼% Preferred Stock and 9¾% Preferred Stock as follows:

•

in the event holders of more than 50% of each of the 14¼% Preferred Stock and 9¾% Preferred Stock tender in the exchange offer, holders of 14¼% Preferred Stock would receive 80% of the face amount (based on the accreted value as of May 15, 2006), comprised of 70% in principal amount of newly issued Series A Convertible Subordinated Debt and 10% in face amount of newly issued Series A Convertible Preferred Stock, and holders of 9¾% Preferred Stock would receive 50% of the face amount (based on the accreted value as of September 30, 2006), comprised of 40% in principal amount of Series A Convertible Subordinated Debt and 10% in face amount of Series A Convertible Preferred Stock; and

•

in the event holders of 50% or less of either the 14¼% Preferred Stock or 9¾% Preferred Stock tender in the exchange offer, holders of 14¼% Preferred Stock would receive 75% of the face amount (based on the accreted value as of May 15, 2006) and holders of 9¾% Preferred Stock would receive 45% of the face amount (based on the accreted value as of September 30, 2006), in each case in Series A Convertible Subordinated Debt.

The Series A Convertible Subordinated Debt and Series A Convertible Preferred Stock to be issued to holders of 14¼% Preferred Stock and 9¾% Preferred Stock who choose to exchange their entire position in the exchange offer would be non-voting and mandatorily convertible by the Company at a conversion price of $0.90 per share into newly issued non-voting common stock. Both the Series A Convertible Subordinated Debt and Series A Convertible Preferred Stock would carry a 7% simple coupon, which may be accrued non-cash or paid in cash, at the option of the Company. In addition, both securities would be non-callable and would provide holders of existing 14¼% Preferred Stock and 9¾% Preferred Stock with the opportunity to realize recovery levels that exceed the par value plus accrued amount.

CLP would exchange its entire position of 14¼% Preferred Stock and 9¾% Preferred Stock, totaling near $100 million, in the exchange offer.

This description of the Amended Proposal Letter, including the changes to the terms of the Proposed Transaction, is not complete and is subject to the terms of the Amended Proposal Letter, attached hereto as Exhibit 27 and incorporated herein by reference.

Except as set forth herein, in the Schedule 13D, and in the exhibits hereto and thereto, the Reporting Persons have no present plans or proposals that would result in or relate to any of the transactions or changes listed in Items 4(a) through 4(j) of the form of Schedule 13D.”

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description
Exhibit 27	Letter, dated April 11, 2007, from NBC Universal, Inc. and Citadel Limited Partnership to ION Media Networks, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENERAL ELECTRIC COMPANY

By:	/s/ Lynn A. Calpeter
Name:	Lynn A. Calpeter
Title:	Authorized Signatory

NATIONAL BROADCASTING COMPANY HOLDING, INC.

By:	/s/ Lynn A. Calpeter
Name:	Lynn A. Calpeter
Title:	Authorized Signatory

NBC UNIVERSAL, INC.

By:	/s/ Lynn A. Calpeter
Name:	Lynn A. Calpeter
Title:	Executive Vice President and Chief Financial Officer

NBC PALM BEACH INVESTMENT I, INC.

By:	/s/ Lynn A. Calpeter
Name:	Lynn A. Calpeter
Title:	Vice President and Treasurer

NBC PALM BEACH INVESTMENT II, INC.

By:	/s/ Lynn A. Calpeter
Name:	Lynn A. Calpeter
Title:	Vice President and Treasurer

Dated: April 11, 2007

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 27	Letter, dated April 11, 2007, from NBC Universal, Inc. and Citadel Limited Partnership to ION Media Networks, Inc.